Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

November 4, 2013

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners LP Holdings, LLC
Registration Statement on Form S-1
Filed October 18, 2013
File No. 333-191298

Dear Ms. Ransom:

Set forth below are the responses of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (“Holdings,” “we,” “us,” or “our”) and a wholly owned subsidiary of Cheniere Energy, Inc., a Delaware corporation (“Cheniere”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 31, 2013, with respect to Amendment No. 1 (“Amendment No. 1”) to Holdings’ Registration Statement on Form S-1 (Commission File No. 333-191298) (the “Registration Statement”). Each response below has been prepared and is being provided by Holdings, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are publicly filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 2, together with three copies of Amendment No. 2 that are marked to show all revisions to the Registration Statement since Amendment No. 1.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.

Austin     Beijing     Dallas     Dubai     Houston     London     New York     Research Triangle Park     The Woodlands     Washington, DC

November 4, 2013

Dilution, page 64

1.	Please ensure your table when completed presents a separate line for each item impacting the change in pro forma net tangible book value, including but not limited to the amount of the (decrease) increase in your pro forma net tangible book value per unit attributable to the cash payments made by purchasers of the units being offered as well as distributions to Cheniere. See Item 506 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised page 64 of Amendment No. 2 to present a separate line for each item impacting the change in pro forma net tangible book value.

Note 4 – Pro Forma Adjustments and Assumptions, page F-8

2.	We note your response to comment 6 in our letter dated October 9, 2013. Please expand your description of adjustment (C) to quantify the advisory fee to be paid out of the offering proceeds and tell us to whom this fee will be paid.

Response:

We acknowledge the Staff’s comment and we have expanded the description of adjustment (C) to quantify the advisory fee (approximately $2.5 million) to be paid to Petrie Partners Securities, LLC, an unaffiliated third-party investment banking firm, out of the offering proceeds. Please see pages 182 and F-8 of Amendment No. 2.

3.	We note your response to comment 7 in our letter dated October 9, 2013. The Services Agreement as described beginning on page 135 includes a fixed fee payable to Cheniere for certain general and administrative expenses as well as provision for reimbursement of amounts incurred on your behalf or payment directly by you for expenses associated with being a publicly traded entity, legal and accounting services, exchange listing fees, and so forth. Please revise your description of the adjustment (I) on page F-9 to clearly disclose, if true, that the adjustment amount represents the fixed fee under the terms of the Services Agreement.

Response:

We acknowledge the Staff’s comment and we have revised the description to state, “Reflects only the fixed fee portion that is payable to Cheniere for general and administrative expenses that would have been incurred by us during the period based on the terms of the Services Agreement we will enter into with Cheniere in connection with the closing of this offering.” Please see pages F-8 and F-9 of Amendment No. 2.

November 4, 2013

Cheniere Energy Partners LP Holdings, LLC

Balance Sheet, page F-11

4.	We remind you of our prior comment 21 in our letter dated September 5, 2013. Please ensure your financial statements and disclosures throughout the filing are revised to give retroactive effect to the stock split occurring prior to the effective date of the registration statement. Refer to SAB Topic 4(c).

Response:

We acknowledge the Staff’s comment and will ensure that the stock split is given retroactive effect in the financial statements and disclosures throughout the filing when we amend the Registration Statement to include the price range for the shares and the number of shares being offered.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Operations, page F-16

5.	We note your response to comment 8 in our letter dated October 9, 2013. ASC 805-50-45-5 requires financial statements and financial information presented for periods prior to common control transactions to be retrospectively adjusted. As such, net income included within your retrospectively adjusted financial statements includes the results of the Creole Trail Pipeline Business. In calculating earnings per unit under the two-class method, ASC 260-10-45-60B(a) requires net income to be the amount that is initially reduced by dividends declared and then allocated to securities to the extent each may share in earnings. Additionally, ASC 260-10-45-66 requires undistributed earnings to be allocated as if all of the earnings for the period had been distributed. As net income presented in your retrospectively adjusted consolidated statement of operations includes the results of the Creole Trail Pipeline Business and the two-class method requires the use of net income as well as all earnings to be allocated, please explain in detail why you believe the use of an amount other than net income is appropriate under U.S. GAAP in calculating earnings per unit under the two-class method, and if true, why you believe earnings per unit should not be retrospectively adjusted to be consistent with the remainder of your financial statements and financial information.

Response:

In calculating earnings per unit under the two-class method, ASC 260-10-45-60B states:

(a) Income from continuing operations (or net income) shall be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid cumulative dividends). Dividends declared in the current period do not include dividends declared in respect of prior-year unpaid cumulative dividends. Preferred dividends that are cumulative only if earned are deducted only to the extent that they are earned.

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(b) The remaining earnings shall be allocated to common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. The total earnings allocated to each security shall be determined by adding together the amount allocated for dividends and the amount allocated for a participation feature.

The guidance in ASC 260-10-45-60B(b) requires us to allocate the remaining undistributed earnings as if “all of the earnings for the period had been distributed.” ASC 260-10-05-4 and ASC 260-10-55-104 require us to follow the distribution waterfall of Cheniere Partners’ partnership agreement when allocating income (loss). The partnership agreement does not provide for the allocation of historical income or loss on a retrospective basis for capital account maintenance or tax purposes, but it does require that the determination, recognition and classification of items of income or loss be made in accordance with federal tax rules. There is no federal tax rule that provides for the allocation of historical losses among partners in a partnership. In the case of the Creole Trail Pipeline Business (“CTPL”) acquisition by Cheniere Partners, the historical losses of CTPL cannot be recognized for tax purposes by Cheniere Partners, and therefore Cheniere Partners has determined that it cannot correspondingly allocate CTPL’s historical losses to its partners’ capital accounts. That is, had the earnings (or losses) of CTPL been distributed during the historical period, they would have been distributed to the legacy owners of CTPL, not the owners of Cheniere Partners. Accordingly, based on the guidance for earnings allocation under the two-class method in ASC 260-10-45-60, those earnings (or losses) have been allocated to those legacy CTPL owners, not to the owners of Cheniere Partners, for purposes of calculating earnings per unit.

The CTPL transaction is similar to other transactions that occur with entities having a master limited partnership structure. Transactions in which the parent company of a master limited partnership transfers its ownership interests in a subsidiary to the master limited partnership in exchange for cash, additional ownership interest in the master limited partnership, or a combination of both are not uncommon. This type of transaction is known as a drop-down transaction. In connection with preparing the financial statements of Cheniere Partners to reflect the purchase of the CTPL, Cheniere Partners reviewed the financial statements of other master limited partnerships with similar drop-down transactions and noted that, in each case, the net income of the predecessor was not allocated to the unitholders of the partnership. The presentation of these other drop-down transactions, including the allocation of income (loss) to the capital accounts and earnings per unit, was consistent with the presentation that Cheniere Partners has adopted for the CTPL drop-down transaction.

Based on the fact that the income allocation provisions in Cheniere Partners’ partnership agreement do not provide for the allocation of historical income and, as is consistent with industry practice, Cheniere Partners does not believe that the unit holders of Cheniere Partners should be allocated the earnings of CTPL on a retrospective basis prior to the acquisition.

November 4, 2013

To clarify how prior-period income (loss) was allocated to the capital accounts, Cheniere Partners has modified the disclosure that details the calculation of earnings per unit. The modified disclosure can be found on page F-61 of Amendment No. 2.

The modified presentation clearly describes the loss that was allocated to CTPL and provides the users of the financial statements the information to compare the historical period with current reported periods that include the earnings of CTPL after the acquisition.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Cash Flows, page F-19

6.	We note your response to comment 9 in our letter dated October 9, 2013 and have the following comments:

•	Please tell us the predominant or primary purpose for and likely use of the cash designated as restricted. For example, will the amounts be predominantly used for LNG terminal construction costs, debt servicing or an alternative use.

•	Please explain in detail the alternative classifications for restricted cash you considered, including the advantages and disadvantages of each, and why you believe the selected presentation is the most preferential under U.S. GAAP. In your response, please specifically address why you believe the inflows and outflows associated with this restricted cash should be segregated between financing and investing activities as opposed to being classified in the same section (e.g. contained within investing activities) as well as your qualitative and quantitative considerations of the impact of your selected presentation on the totals of investing and financing activities of a given period.

Response:

As described in our response letter dated October 17, 2013, Cheniere Partners has three primary components of restricted cash and cash equivalents.

Below is a description, by component, of cash designated as restricted within the cash flow statement and its predominant source, primary purpose and likely use.

Sabine Pass LNG:

At Sabine Pass LNG, L.P. (“Sabine Pass LNG”), the predominant source of cash is operating cash flows. Sabine Pass LNG uses cash flows generated by its operations for operational expenses, debt service, and distributions to Cheniere Partners. Sabine Pass LNG’s bond indentures required the establishment of a debt service reserve account that is restricted for the purpose of funding interest payments. As funds are transferred by Sabine Pass LNG into the debt service reserve account from cash flows from operations, unrestricted cash and cash equivalents on the balance sheet becomes classified as restricted

November 4, 2013

cash and cash equivalents and Cheniere Partners presents a cash outflow into restricted cash in the operating activities section of the cash flow statement. When funds from the debt service reserve account are utilized for the payment of interest, the restricted debt service account acts as a source of funds specific to the payment of interest, and Cheniere Partners records a cash inflow in the operating activities section of the cash flow statement.

Sabine Pass Liquefaction:

At Sabine Pass Liquefaction, LLC (“Sabine Pass Liquefaction”), the predominant source of cash is proceeds from borrowings. Sabine Pass Liquefaction is an entity that does not yet have commercial operations, but is constructing the natural gas liquefaction Trains (“Trains”) that it will use for commercial operations. In order to fund the construction of the Trains, Sabine Pass Liquefaction obtained financing from lending institutions. The lenders have imposed restrictions on the use of any loan proceeds. Sabine Pass Liquefaction uses cash flows generated by its borrowing activities to fund the construction of the Trains and for general and administrative and construction management expenses provided by subsidiaries of Cheniere. For the larger construction expenditures, which are the predominant use of funds at Sabine Pass Liquefaction, the payment of invoices with funds from the restricted accounts is performed directly by an accounts trustee. As funds are obtained through borrowings, they are deposited into the restricted accounts established under Sabine Pass Liquefaction’s credit facilities and bond indentures, and are presented in the financing section of the cash flow statement as an inflow of cash (borrowings) and an outflow of cash into restricted cash and cash equivalents (that is, there is no net effect on total cash flows provided by (used in) financing activities). When funds from these restricted accounts are utilized for their intended purposes, such as construction costs or the payment of management services fees, the restricted accounts act as a source of funds specific to the nature of the intended activity; for example either presented as a cash inflow in the investing section of the cash flow statement (in the case of construction expenses) or as a cash inflow in the operating section of the cash flow statement (in the case of payment of management services fees). The cash outflow for the use of the cash is also presented in the statement of cash flows consistent with the investing or operating activities, as applicable. Accordingly, there is no net effect on the total cash flows from investing or operating activities. The funds used from restricted accounts do not move through Sabine Pass Liquefaction unrestricted accounts but instead move to other restricted accounts for payment of expenses and construction costs. In addition, the terms of Sabine Pass Liquefaction’s financing agreements prohibit distributions to Cheniere Partners until the commercial operations date of Train 3 has been achieved.

CTPL:

At CTPL, the predominant source of cash is proceeds from borrowings. CTPL owns a 96-mile natural gas pipeline (the “Pipeline”) that is connected with the LNG terminal at Sabine Pass. The Pipeline is an operating asset but currently has very limited throughput and revenue. CTPL has entered into an agreement with Sabine Pass Liquefaction to construct new compressor facilities to permit delivery of gas to the Sabine Pass LNG terminal, and has entered into a credit facility to fund construction. The credit facility

November 4, 2013

required the establishment of several restricted accounts. When CTPL utilizes the funds held in the restricted accounts, predominantly for the construction of the new compressor facilities, the restricted accounts will act as sources of investing cash flow and will be shown as an inflow in the investing section of the cash flow statement, with a corresponding outflow in the investing section of the cash flow statement for the actual expenditure of funds. The funds used from restricted accounts do not move through CTPL’s unrestricted accounts but instead moved to other restricted accounts for payment of expenses and construction costs. In addition, the terms of CTPL’s financing agreement prohibit further cash distributions to Cheniere Partners until commercial operations have been achieved.

Cheniere Partners:

On a standalone basis, Cheniere Partners does not have any restrictions on its cash. However, on a consolidated basis, Cheniere Partners is legally restricted from utilizing the funds held at Sabine Pass LNG, Sabine Pass Liquefaction and CTPL until certain criteria are met and those subsidiaries declare distributions. Currently, Sabine Pass LNG is the only subsidiary that has sufficient operating cash flow and has met its covenants under its bond indentures to allow for distributions to Cheniere Partners out of funds it holds. Therefore, funds held at Sabine Pass LNG (other than the funds held in the debt service reserve account) are presented as unrestricted to Cheniere Partners on its balance sheet. The funds held by Sabine Pass Liquefaction and CTPL may not at this time be distributed to Cheniere Partners by the terms of the credit agreements and bond indentures, and therefore all cash held by those subsidiaries is restricted cash from the perspective of Cheniere Partners and are presented as restricted cash on its balance sheet. As stated above, when restricted funds are used for a given purpose, such as funding construction, the reduction in the restricted source of funds is recorded in the appropriate section of the cash flow statement as a cash inflow in the cash flow statement.

Below is a description of the alternative classifications for cash designated as restricted within the cash flow statement that Cheniere Partners considered in determining the appropriate section in which to classify changes in restricted cash and cash equivalents.

Alternatives Considered:

Cheniere Partners considered three different alternative presentations for restricted cash:

•	Classifying changes in restricted cash and cash equivalents in one section of the cash flow statement (“Single Section Presentation”).

•	Presenting restricted cash flows net and disclosing the movements of restricted cash and cash in the supplemental non-cash disclosure (“Net Presentation”).

•	Classifying cash designated as restricted in the section determined to be the predominant source (“Gross Presentation”).

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Single Section Presentation: This approach provides that increases and decreases in restricted cash and cash equivalents on the balance sheet should be shown in the same section of the cash flow statement from which the primary source of the restricted cash was derived. For instance, when loans are drawn and deposited into restricted accounts, the increase in restricted cash and cash equivalents would be reflected as a financing outflow (as the predominant source was from a financing activity). Subsequently when those restricted funds are used for construction costs of a fixed asset, the source of cash to pay the construction costs would be an inflow in the financing section of the cash flow statement and the outflow would occur in property, plant and equipment in the investing section of the cash flow statement. This approach implies that cash designated as restricted becomes unrestricted when the funds are withdrawn from a restricted account. In the case of Sabine Pass LNG, unrestricted cash derived from operations is placed into a restricted debt service reserve account for subsequent payment of debt service. Cheniere Partners records an increase in restricted cash as a use of funds in the operating section of the cash flow statement, and when debt service is paid there is a commensurate reduction in restricted cash in the operating section of the cash flow statement. Therefore Cheniere Partners has determined that this approach reasonably describes the flow of funds for Sabine Pass LNG.

Net Presentation: This approach provides that increases and decreases in restricted cash and cash equivalents on the balance sheet would not be shown on the cash flow statement. For instance, when loans are drawn and deposited into restricted accounts, under Net Presentation, the increase in debt and restricted cash and cash equivalents on the balance sheet would not be shown in any section of the cash flow statement since it is a non-cash transaction in which funds never move through an unrestricted cash account. Additionally, when restricted cash is used to pay for construction costs, fixed assets would increase and restricted cash and cash equivalents would decrease on the balance sheet, but there would be no impact shown on the cash flow statement, again because funds never would have moved through an unrestricted cash account. Cheniere Partners ultimately rejected the Net Presentation approach based on the large volume of the restricted cash transactions presented on its consolidated cash flow statement. Cheniere Partners believes a Net Presentation approach would be confusing to the readers of the financial statements due to the large changes in assets and liabilities that would occur on the balance sheet with no impact of those changes being presented in the cash flow statement, and, because cash distributions from Sabine Pass Liquefaction and CTPL are restricted at this time by the terms of the relevant finance agreements, no flow of funds would be presented at all for those subsidiaries. Furthermore, the non-cash information that Cheniere Partners presents within the operating, investing and financing sections would in any case be required disclosure in a supplementary non-cash footnote. Due to the nature of the amounts and types of transactions, Cheniere Partners believes that reflecting an alternative to the Net Presentation approach results in a presentation in the financial statements that is more useful to the readers.

Gross Presentation: This approach provides that increases and decreases in restricted cash and cash equivalents on the balance sheet would be shown in the corresponding sections of the cash flow statement as the related increases and decreases of restricted cash and cash

November 4, 2013

equivalents occur. For instance, when loans are drawn and deposited into restricted accounts, the increase in debt and increase in restricted cash on the balance sheet would be shown in the financing section of the cash flow statement as a cash inflow from borrowings and a cash outflow into restricted cash, as the predominant source of the funds were from a financing activity. When restricted cash is utilized to fund the payment of construction costs (fixed assets), the decrease in restricted cash on the Balance Sheet would be shown on the cash flow statement as an inflow within investing activities to offset the outflow of funds presented in the investing section of the cash flow statement. By presenting the increase in restricted cash from borrowings as a financing activity on the cash flow statement and presenting a decrease in restricted cash for construction spending as an investing activity on the cash flow statement (fixed asset additions), the bottom line impact to the investing and financing section of the cash flow statement is to present no cash and cash equivalents movement but at the same time show a gross presentation of changes on the balance sheet.

As described above, for Sabine Pass LNG, when restricted cash is used from a restricted account, Cheniere Partners determined that the presentation should reflect the “Single Section Presentation” because the restricted cash moved through an unrestricted cash account. However, for Sabine Pass Liquefaction and CTPL, because restricted cash never moves through an unrestricted cash account and distributions are restricted from those subsidiaries to Cheniere Partners, Cheniere Partners determined that the presentation should reflect the “Gross Presentation.” As noted above, Cheniere Partners considered the “Net Presentation” in this situation but ultimately rejected it because the cash flow would not present significant increases and decreases of assets and liabilities on the balance sheet and because the non-cash movements are required to be disclosed in a supplementary footnote disclosing non-cash items. Cheniere Partners acknowledges the approach may be viewed as presenting non-cash items within the cash flow statement. However, these non-cash items do not impact Cheniere Partners’ total captions for operating, investing and financing activities and in Cheniere Partners’ view improves the readability of the financial statements to the user. In addition, as a result of these transactions being non-cash, Cheniere Partners believes the “Single Section Presentation” would not be appropriate under U.S. GAAP and would affect the cash flow statement in a way that would be material to financial statements users as it would impact its total captions for operating, investing and financing activities. Cheniere Partners’ presentation is therefore a mixture of the “Single Section Presentation” and the “Gross Presentation.”

As a result of the nature, complexity and amounts of the restricted cash balances, Cheniere Partners has updated the Summary of Significant Policies footnote to describe the components of its restricted cash on Cheniere Partners’ balance sheet. Please see pages F-22 and F-23 of Amendment No. 2.

7.

Our understanding is the amounts presented within the “Use of restricted cash and cash equivalents” line item represent cash released from escrow or distributed to you from your collateral account by your trustee so that you may make payments associated with the construction of your LNG terminals. If our understanding is incorrect, please advise. If our understanding is correct, please revise the line item description to reflect that cash is not being used, but rather released from escrow or restriction, or explain why you

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believe this line item name is reflective of what is actually occurring. In addition, please advise us what line item you have reflected funds released from your collateral account for debt servicing.

Additionally, within your “Sources and Uses of Cash” table on page 96, please revise the “Investment in restricted cash and cash equivalents” line item to state, if true, that the amounts are presented net.

Response:

The amounts presented within the “Use of restricted cash and cash equivalents” line item within the investing section of the cash flow statement represent restricted cash used to fund the construction of the Trains and the CTPL expansion (see comment 6 above). These funds do not become unrestricted and available to Cheniere Partners prior to being used to make payments associated with the construction activities, because those funds never move through unrestricted cash accounts and are not available for distribution from Sabine Pass Liquefaction or CTPL.

A portion of the amounts presented within the “Use of restricted cash and cash equivalents” line item within the operating section of the cash flow statement represent funds that are used for debt service at Sabine Pass LNG. As a result of the restrictions being removed once funds are released from a restricted account to pay interest, Cheniere Partners concurs that the payment of interest is ultimately from unrestricted cash. Cheniere Partners will segregate and rename the portion of the cash inflow within the operating section to “Release of restricted cash and cash equivalents.”

The revised description highlights that the “Use of restricted cash and cash equivalents” within the investing section are funds that never move through unrestricted cash accounts. The remaining balance of the “Use of restricted cash and cash equivalents” in the operating activities section of the cash flow statement relate primarily to operating activities (i.e., general and administrative costs) of Sabine Pass Liquefaction and CTPL. Cheniere Partners will continue to use the line item description of “Use of restricted cash and cash equivalents” because the restrictions imposed by the lenders are not removed prior to payment. Furthermore, this line item provides an offset to the operating activity amounts, resulting in a “Gross Presentation” as described in comment 6 above.

“Sources and Uses of Cash” on page 96 of Amendment No. 2 has been revised accordingly.

November 4, 2013

Cheniere Energy Partners, L.P. and Subsidiaries Notes to Consolidated Financial Statements

Note 17 – Cash Distributions and Net Income (Loss) per Common Unit, page F-58

8.	We note your response to comment 12 in our letter dated October 9, 2013. Please explain and show us how you calculated what you refer to as the “weighted average effective yield.” Further, please tell us what the effective interest rate (non-weighted average) was in amortizing the beneficial conversion feature, and why you believe disclosure of the weighted average effective yield is more informative to users of the financial statements as compared to disclosing the effective interest rate (non-weighted average) utilized as requested in our prior comment.

Response:

As described in our response letter dated September 20, 2013, Cheniere and Blackstone purchased Class B units at different dates. Cheniere and Blackstone purchased their initial Class B units on June 12, 2012 and August 9, 2012, respectively. Cheniere purchased additional Class B units on August 9, 2012 and Blackstone purchased its remaining Class B units in two separate transactions on October 25, 2012 and December 31, 2012. Cheniere Partners calculated an effective interest rate yield for each tranche of purchases of the Class B units (five separate effective yield calculations as detailed below). As a result of the purchases occurring at different dates, each effective yield calculation yields a different result. As requested in the Staff’s letter dated October 9, 2013, Cheniere Partners disclosed an aggregate 5-year amortization table illustrating the anticipated impact to the capital accounts of common, subordinated and Class B unitholders. To be consistent with the 5-year table presentation, Cheniere Partners calculated the weighted average effective interest rate that would be consistent with the aggregate 5-year amortization table presentation.

Below is the quarter-by-quarter calculation of the effective interest rate for each discrete tranche of Class B unit purchases and the weighted average effective yield:

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Cheniere’s Effective and Weighted Average Yield
Tranche 1				Tranche 2
Effective interest	847.5%			Effective interest	972.4%
		Interest	Ending			Interest	Ending
Quarter	Date	Expense (1)	Balance	Quarter	Date	Expense (1)	Balance
	6/12/2012		$0
2nd 2012	6/30/2012	$0	$0		8/9/2012		$0
3rd 2012	9/30/2012	$0	$0	3rd 2012	9/30/2012	$0	$0
4th 2012	12/31/2012	$0	$0	4th 2012	12/31/2012	$0	$0
1st 2013	3/31/2013	$0	$0	1st 2013	3/31/2013	$0	$0
2nd 2013	6/30/2013	$1	$1	2nd 2013	6/30/2013	$1	$1
3rd 2013	9/30/2013	$3	$4	3rd 2013	9/30/2013	$2	$3
4th 2013	12/31/2013	$10	$14	4th 2013	12/31/2013	$9	$12
1st 2014	3/31/2014	$30	$44	1st 2014	3/31/2014	$29	$41
2nd 2014	6/30/2014	$94	$137	2nd 2014	6/30/2014	$102	$143
3rd 2014	9/30/2014	$298	$435	3rd 2014	9/30/2014	$356	$499
4th 2014	12/31/2014	$942	$1,377	4th 2014	12/31/2014	$1,241	$1,740
1st 2015	3/31/2015	$2,918	$4,295	1st 2015	3/31/2015	$4,230	$5,969
2nd 2015	6/30/2015	$9,201	$13,496	2nd 2015	6/30/2015	$14,673	$20,642
3rd 2015	9/30/2015	$29,231	$42,726	3rd 2015	9/30/2015	$51,295	$71,938
4th 2015	12/31/2015	$92,542	$135,268	4th 2015	12/31/2015	$178,764	$250,701
1st 2016	3/31/2016	$289,796	$425,064	1st 2016	3/31/2016	$616,218	$866,919
2nd 2016	6/30/2016	$910,648	$1,335,712	2nd 2016	6/30/2016	$2,130,865	$2,997,784
3rd 2016	9/30/2016	$2,893,048	$4,228,760	3rd 2016	9/30/2016	$7,449,451	$10,447,235
4th 2016	12/31/2016	$9,159,166	$13,387,926	4th 2016	12/31/2016	$25,961,232	$36,408,467
1st 2017	3/31/2017	$28,366,835	$41,754,760	1st 2017	3/31/2017	$88,507,690	$124,916,157
2nd 2017	6/12/2017	$71,760,248	$113,515,008	2nd 2017	6/12/2017	$246,307,468	$371,223,625

		$113,515,008				$371,223,625
Percentage of total interest		23.4%				76.6%
Total interest		$484,738,633
Effective interest average		198.5%				744.7%

Weighted average effective yield		943.1%

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Blackstone’s Effective and Weighted Average Yield
Tranche 3				Tranche 4				Tranche 5
Effective interest	891.6%			Effective interest	945.2%			Effective interest	999.9%
		Interest	Ending			Interest	Ending			Interest	Ending
Quarter	Date	Expense (1)	Balance	Quarter	Date	Expense (1)	Balance	Quarter	Date	Expense (1)	Balance
	8/9/2012		$0.01		8/9/2012		$0	2nd 2012	8/9/2012
3rd 2012	9/30/2012	$0	$0	3rd 2012	9/30/2012	$0	$0	3rd 2012	9/30/2012		$0
4th 2012	12/31/2012	$0	$0	4th 2012	12/31/2012	$0	$0	4th 2012	12/31/2012	$0	$0
1st 2013	3/31/2013	$0	$0	1st 2013	3/31/2013	$0	$0	1st 2013	3/31/2013	$0	$0
2nd 2013	6/30/2013	$1	$1	2nd 2013	6/30/2013	$1	$1	2nd 2013	6/30/2013	$0	$0
3rd 2013	9/30/2013	$2	$3	3rd 2013	9/30/2013	$2	$3	3rd 2013	9/30/2013	$1	$2
4th 2013	12/31/2013	$6	$8	4th 2013	12/31/2013	$8	$11	4th 2013	12/31/2013	$4	$6
1st 2014	3/31/2014	$19	$27	1st 2014	3/31/2014	$25	$36	1st 2014	3/31/2014	$14	$19
2nd 2014	6/30/2014	$62	$89	2nd 2014	6/30/2014	$86	$122	2nd 2014	6/30/2014	$49	$68
3rd 2014	9/30/2014	$203	$292	3rd 2014	9/30/2014	$296	$418	3rd 2014	9/30/2014	$175	$244
4th 2014	12/31/2014	$665	$957	4th 2014	12/31/2014	$1,010	$1,429	4th 2014	12/31/2014	$622	$866
1st 2015	3/31/2015	$2,132	$3,089	1st 2015	3/31/2015	$3,376	$4,804	1st 2015	3/31/2015	$2,164	$3,030
2nd 2015	6/30/2015	$6,962	$10,051	2nd 2015	6/30/2015	$11,479	$16,283	2nd 2015	6/30/2015	$7,658	$10,689
3rd 2015	9/30/2015	$22,901	$32,952	3rd 2015	9/30/2015	$39,332	$55,615	3rd 2015	9/30/2015	$27,312	$38,001
4th 2015	12/31/2015	$75,083	$108,036	4th 2015	12/31/2015	$134,341	$189,956	4th 2015	12/31/2015	$97,104	$135,105
1st 2016	3/31/2016	$243,488	$351,524	1st 2016	3/31/2016	$453,864	$643,820	1st 2016	3/31/2016	$341,484	$476,589
2nd 2016	6/30/2016	$792,255	$1,143,779	2nd 2016	6/30/2016	$1,538,282	$2,182,102	2nd 2016	6/30/2016	$1,204,596	$1,681,186
3rd 2016	9/30/2016	$2,606,148	$3,749,927	3rd 2016	9/30/2016	$5,271,000	$7,453,102	3rd 2016	9/30/2016	$4,295,952	$5,977,138
4th 2016	12/31/2016	$8,544,366	$12,294,293	4th 2016	12/31/2016	$18,003,419	$25,456,521	4th 2016	12/31/2016	$15,273,448	$21,250,586
1st 2017	3/31/2017	$27,404,084	$39,698,377	1st 2017	3/31/2017	$60,154,985	$85,611,506	1st 2017	3/31/2017	$53,121,383	$74,371,969
2nd 2017	6/30/2017	$89,471,217	$129,169,595	2nd 2017	6/30/2017	$204,551,937	$290,163,443	2nd 2017	6/12/2017	$150,795,402	$225,167,371
3rd 2017 (8/9/2012)	8/9/2017	$127,964,495	$257,134,090	3rd 2017 (8/9/2012)	8/9/2017	$304,742,309	$594,905,752	3rd 2017 (8/9/2012)	8/9/2017	$362,734,957	$587,902,328

		$257,134,090				$594,905,752				$587,902,328
Percentage of total interest		17.9%				41.3%				40.8%
Total interest		$1,439,942,170
Effective interest average		159.22%				390.5%				408.2%
Weighted average effective yield		958.0%

(1)	Interest expense is calculated as = (effective interest × prior quarter ending balance) × (number of days in quarter/360 days per year).

November 4, 2013

The 5-year table presents the amortization of a portfolio of five separate beneficial conversion feature calculations all with different effective interest rates. Rather than disclosing each effective interest rate for each transaction in which a beneficial conversion feature is being amortized, a consistent presentation with the 5-year table is to present the weighted average effective interest rate. We believe that presenting the weighted average effective interest rate is more informative to users of the financial statements.

Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	Greg Rayford, Cheniere Energy, Inc.
G. Michael O’Leary, Andrews Kurth LLP